EXHIBIT 1


            US GAAP
     BOVESPA: EMBR3, EMBR4
           NYSE: ERJ

        www.embraer.com

      INVESTOR RELATIONS

   Anna Cecilia Bettencourt
        Andrea Bottcher
         Paulo Ferreira

     Tel: (55 12) 3927 1216
investor.relations@embraer.com.br

                             [EMBRAER LOGO OMITTED]

                      EMBRAER ANNOUNCES FIRST QUARTER 2005
                               RESULTS IN US GAAP

     The company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document for the quarters ended March 31, 2005, December 31,
        2004 and March 31, 2004 are derived from our unaudited financial statements. In order to better understand the Company's operating performance, we are also presenting at the end of this release certain information in accordance with the Brazilian Corporate Law ("Brazilian
                                    GAAP").


Sao Jose dos Campos, May 16, 2005 - Embraer (BOVESPA: EMBR3, EMBR4) (NYSE: ERJ), the world's leading manufacturer of commercial jets up to 110 seats, recorded in the first quarter of 2005 net sales of US$763.3 million and net income of US$96.5 million, equivalent to diluted earnings per ADS of US$0.55. The firm order backlog as of March 31, 2005 totalled US$9.9 billion.

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1st Quarter 2005 Highlights
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    o    Net sales for the first quarter of 2005 (1Q05) were US$763.3 million,
         21.9% higher than the sales of US$626.2 million in 1Q04.

    o    Net income in 1Q05 was US$96.5 million, a 6.6% decrease over 1Q04.

    o A total of 30 jets were delivered during 1Q05: 28 jets to the Commercial Airline Market, and two Legacys to the Business Jet Market.

    o On January 19, 2005, Republic Airways Holdings added 16 firm orders and 34 options for the EMBRAER 170 to its order book. Of the 16 new firm aircraft orders, two were already accounted for in Embraer's fourth-quarter 2004 order book.

    o On February 28, 2005, Embraer delivered its 900th jet of the ERJ 145 family to European customer Luxair.

    o Embraer signed in February a Memorandum Of Understanding with the Indian Defense, Research and Development Organization to support the development of the Indian Air Force's new Airborne Early Warning & Control system.

    o Harbin Embraer announced on March 24, 2005 the sale of five ERJ 145s to China Eastern Airlines Jiangsu Ltd.

    o The consortium formed by Embraer and the European Aeronautic Defense and Space Company (EADS) received approval from the government commerce authorities of Portugal, Germany and Italy in March to acquire 65% of OGMA - Industria Aeronautica de Portugal S.A., one of the largest maintenance, repair and overhaul facilities in Europe.

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Income Statement Highlights
--------------------------------------------------------------------------------

A comparative table of the main items of Embraer's consolidated income statement is presented below for the three months ended March 31, 2004 and 2005 (1Q04 and 1Q05) and for the three months ended December 31, 2004 (4Q04).


----------------------------------------------------------------------------------------------------
        Income Statement Unaudited                           4Q04           1Q04           1Q05
                         In US$ millions, except % and earnings per ADS
----------------------------------------------------------------------------------------------------
Net sales                                                   953.5          626.2          763.3
Gross profit                                                358.5          202.0          268.0
Gross margin                                                 37.6%          32.3%          35.1%
Selling, general administrative and other expenses         (159.6)         (98.1)        (101.1)
Research and development                                    (39.1)          59.5          (30.4)
Employee profit sharing                                     (18.2)         (10.4)         (12.0)
Income from operations                                      141.6          153.0          124.5
Operating margin                                             14.9%          24.4%          16.3%
Interest income, net                                        (42.5)          (7.6)          (7.1)
Foreign exchange gain (loss),net                             (7.3)          (2.2)           2.9
Other non-operating income (expense) net                     (0.1)            --             --
Income before income taxes                                   91.7          143.2          120.3
Income tax benefit (expense)                                 (8.7)         (39.5)         (22.5)
Minority interest                                            (0.1)          (0.4)          (1.3)
Net income                                                   82.9          103.3           96.5
Net margin                                                    8.7%          16.5%          12.6%
Earnings per ADS -basic                                       0.4768         0.5952         0.5537
Earnings per ADS - diluted                                    0.4739         0.5908         0.5504


Net Sales and Cost of Sales & Services

Due to a larger volume of aircraft deliveries, Embraer's net revenues in 1Q05 reached US$ 763.3 million, a 21.9% increase over revenues in the same period last year.

Net revenue from the commercial airline segment increased 30.5%, due to higher commercial aircraft deliveries - 28 compared to 22 deliveries in the same period last year.


--------------------------------------------------------------------------------
Aircraft delivered
    by sector          4Q04           1Q04        1Q05
--------------------------------------------------------------------------------
Commercial                  34             22          28
--------------------------------------------------------------------------------
ERJ 135                 1 (1)              --           2
ERJ 145                 23(2)              14          16
ERJ 140                     --             --          --
EMBRAER 170                 10              8          10

--------------------------------------------------------------------------------
Defense                     --              1          --
--------------------------------------------------------------------------------
EMB 145                     --              1          --
Legacy                      --             --          --

--------------------------------------------------------------------------------
Corporate                    8             --           2
--------------------------------------------------------------------------------
Legacy/Shuttle               8             --           2

--------------------------------------------------------------------------------
Total                       42             23          30
--------------------------------------------------------------------------------
Deliveries identified by parenthesis are accounted for as operating leases.

In addition, Embraer's net revenues include sales to the Defense, Business jet market and Customer Services market, which combined reached 24.2% of the Company's total revenue.

The defense segment represented 10.3% of the Company's net revenues, totaling US$ 78.8 million, a decrease over the US$ 130.7 million recorded in 1Q04. The surveillance aircraft contracts, in particular a contract with the Mexican Air Force, are in their final stages, and as a result, a smaller amount of revenue has been recognized during 1Q05 compared to 1Q04. Net revenues in this segment declined despite the revenues recognized from existing contracts, including the contract with the Indian Air Force for five Legacys, which are expected to be delivered during the second half of the year. Furthermore, one aircraft was delivered to Satena, a State-owned Colombian airline, in 1Q04.


---------------------------------------------------------------------------------------------------------------------------
     Net sales
      by segment                                 4Q04                        1Q04                         1Q05
---------------------------------------------------------------------------------------------------------------------------
                                         US$              %            US$              %            US$              %
Commercial Airline Market               627.2           65.8          443.2           70.8          578.2           75.8
Defense Market                           88.7            9.3          130.7           20.9           78.8           10.3
Business Jet Market                     151.2           15.9             --             --           33.1            4.3
Customer Services and Others             86.4            9.1           52.3            8.4           73.2            9.6
---------------------------------------------------------------------------------------------------------------------------
Total                                   953.5          100.0          626.2          100.0          763.3          100.0
---------------------------------------------------------------------------------------------------------------------------

Cost of sales and services for 1Q05 totalled US$495.3 million, compared to US$424.2 million in 1Q04. Due to a better product mix, combined with improvements in the EMBRAER 170 learning curve, gross margin in 1Q05 reached 35.1%, higher than the 32.3% recorded in 1Q04.

Operating Expenses & Income from Operations

During 1Q05, operating expenses totalled US$143.5 million, compared to US$49.0 million reached in the same period last year. In 1Q04, the company recognized an operating income of US$88.7 million in payments received from the Company's risk sharing partners related to the fulfillment of certain contractual milestones in the development of the EMBRAER 170/190 family. In 1Q05, this contribution totalled US$ 5.6 million. Therefore, Embraer's income from operations in 1Q05 totalled US$124.5 million, compared to US$153.0 million recorded in 1Q04. In addition, operating margin for 1Q05 was 16.3%, compared to 24.4% recorded in 1Q04.

During 1Q05, the Company invested US$36.0 million in new products research and development, mainly in the development of the EMBRAER 170/190 jet family. Therefore, research and development net of the contribution from risk sharing partners was an expense of US$30.4 million in 1Q05 compared to an income of US$59.5 million in 1Q04.

Selling expenses decreased from US$67.2 million in 1Q04 to US$53.8 million in 1Q05. In 1Q04, as part of the Company's effort to support the commencement of the EMBRAER 170 model operations, Embraer recognized an expense of US$6.7 million related to customer technical assistance.

In 1Q05, general and administrative expenses totalled US$42.1 million compared to US$30.4 million recorded in 1Q04. The increase in administrative expenses was mainly due to US$5.9 million spent on the implementation of the SAP 4.7 Aerospace & Defense version. This project will allow the Company to improve its process and business management capabilities. In addition, as approximately 80% of the Company's administrative expenses are denominated in reais, the 8.3% appreciation of the currency against U.S. dollar since 1Q04 negatively impacted the Company's administrative costs. Compared to 4Q04, administrative expenses remained relatively stable, decreasing slightly from US$42.3 million to US$42.1 million in 1Q05.

Net Income

Despite the improved operating results in 1Q05 compared to the same period last year which was significantly impacted by an income recognition of US$88.7 million related to the contribution by Company's risk sharing partners, net income in 1Q05 totalled US$ 96.5 million equivalent to US$ 0.55 per diluted ADS.

As a result of lower cash availability, net interest expense was US$ 7.1 million in 1Q05.

This quarter's income taxes totalled US$ 22.5 million and represented an effective tax rate in US GAAP of 18.7%. Embraer's statutory tax rate is 34%. The difference between statutory and effective US GAAP tax rate is attributed to the recognition of interest on shareholders' equity of US$ 39.9 million during 1Q05, which is tax-deductible in Brazil.

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Balance Sheet Highlights
--------------------------------------------------------------------------------

OGMA's financial statements have been consolidated with Embraer's since March 9th 2005. The addition of OGMA has not had a material impact on our income statement for 1Q05. OGMA's effects on the consolidated balance sheet are as follows:

--------------------------------------------------------------------------------
   Balance Sheet Data                           1Q05
    (In US$ million)                Embraer(1)         OGMA             Total
--------------------------------------------------------------------------------
Cash and cash equivalents              814.8           11.2             826.0
Short term investments                  44.2             --              44.2
Trade accounts receivable              794.5           62.7             857.2
Inventories                          1,505.7           64.2           1,569.9
Fixed assets                           378.8           10.4             389.2
Suppliers                              584.0           38.9             622.9
Loans                                1,011.0           26.0           1,037.0
Shareholders' equity (2)             1,410.8             --           1,410.8
Net cash (debt) (3)                   (152.0)         (14.8)           (166.8)

(1) Excluding OGMA
(2) OGMA's Shareholder equity in the amount of US$ 53.1 is not included in the consolidation.
(3) Net Debt = Cash & Cash equivalent + Short term investments - Loans


As of March 31, 2005, Embraer's cash, cash equivalents and short-term investments were US$ 870.2 million. On the same date, short and long term loans (does not include non-recourse debt) amounted to US$ 1,037.0 million. Therefore, the Company had a net debt position (total loans minus cash, cash equivalents and short-term investments) of US$ 166.8 million.

The combination of higher inventories and accounts receivables resulted in a decrease of the Company's net cash position.

--------------------------------------------------------------------------------
   Balance Sheet Data
   (In US$ million)                    4Q04             1Q04             1Q05
--------------------------------------------------------------------------------
Cash and cash equivalents            1,314.0          1,097.5            826.0
Short term investments                  46.7               --             44.2
Trade accounts receivable              685.8            464.5            857.2
Inventories                          1,428.3          1,272.9          1,569.9
Fixed assets                           381.3            399.1            389.2
Suppliers                              559.9            539.9            622.9
Loans                                1,338.7            919.8          1,037.0
Shareholders' equity                 1,353.9          1,237.9          1,410.8
Net cash (debt)                         22.0            177.7           (166.8)
 * Net cash= Cash and cash equivalents + Short term investments - Loans

Trade Accounts Receivable

During 1Q05, trade accounts receivable increased by US$ 171.4 million and the Company ended the quarter with US$857.2 million in trade accounts receivables. Of this total amount, approximately US$ 606.7 million is related to aircraft delivered for which sales financing arrangements are under a structuring process.

During 1Q05, Embraer delivered three aircraft to US Airways which have been in our inventories since the airline filed for bankruptcy protection. Such deliveries were part of an agreement filed with the bankruptcy court allowing US Airways to maintain its equity investment in the aircraft, using its down payments previously made by US Airways to the Company.

In addition, Embraer is jointly structuring a financial transaction with one of its customers using the US capital markets to fund aircraft deliveries in 2005. While this process is not concluded, these aircraft are being accounted for as accounts receivables.

OGMA accounted for US$62.7 million of Embraer's trade accounts receivables in 1Q05.

Inventories

With the beginning of serial production of the EMBRAER 175 and EMBRAER 190 aircraft, which have their first deliveries scheduled for the third quarter of 2005, inventories increased from US$1,428.3 million at the end of 4Q04 to US$ 1,569.9 million at March 31, 2005.

OGMA accounted for US$64.2 million of Embraer's inventories in 1Q05.

Short Term and Long Term Loans

Despite the higher working capital needs during 1Q05, total short and long term loans decreased by US$ 301.7 million in 1Q05, totalling US$ 1,037.0 million at the end of the quarter. This decrease is mainly due to a pre-export credit financing pre-payment of US$ 310.7 million.

Of the total debt, 77.6% is long-term loans and the remaining US$ 232.3 million is short term.

In addition, of the total debt, US$23.6 million is effectively denominated in reais and indexed to the CDI, at a weighted average interest rate of 14.8% per annum.

The remaining US$1,013.4 million is denominated in other currencies, primarily U.S. dollars, with a weighted average interest rate of 5.3% per annum.


Cash, Cash Equivalents and Short-Term Investments

Of the total US$ 870.2 million balance in cash, cash equivalents and short-term investments, US$211.9 million is denominated in US dollars and the remaining 75.6% is comprised of investments primarily in reais. Embraer's investment strategy is to maintain cash and cash equivalents sufficient to minimize the currency and interest rate risks of its assets and liabilities. This strategy also takes into account expected future R&D and capital expenditures, substantially denominated in reais.

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Capital Expenditures
--------------------------------------------------------------------------------

Improvements and Modernization

Investments in the improvement and modernization of the Company's industrial and engineering processes, and property, plant, and equipment totalled US$13.7 million during 1Q05.


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Supplementary Information according to Corporate Law (Brazilian GAAP)
--------------------------------------------------------------------------------

Today Embraer also reported its 1Q05 earnings in accordance with the corporate law accounting method (Brazilian GAAP), which according to Brazilian legislation must be used as a basis for calculating distribution of dividends and interest on shareholders' equity, income tax and social contribution. Below is presented selected consolidated income data in accordance with Brazilian GAAP and in reais (R$).

Net sales in 1Q05 totalled R$2,036.5 million and gross profit was R$627.7 million, with a gross margin of 30.8%. Income from operations for the period (including employee profit sharing) totalled R$328.0 million, with an operating margin of 16.1%. Income before taxes was R$312.1 million (15.3% of net sales). Income tax and social contribution totalled R$74.9 million, representing an effective tax rate of 24.0%. Net income for the period totalled R$234.8 million (11.5% of net revenues).


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Commercial Airline, Business Jet, and Defense Markets
--------------------------------------------------------------------------------

Commercial Airline Market

During the first quarter, Embraer announced that Republic Airways Holdings has added 16 firm and 34 option EMBRAER 170s to its order book. This order considers the substitution of an existing order for eight ERJ 145s and the addition of another eight airplanes. This brings Republic's order book for EMBRAER 170s to 39 firm EMBRAER 170s and 61 options. Of the 16 new firm aircraft, two were already accounted for in Embraer's 4Q04 order book.

Republic will use the new aircraft to supply service to Delta Air Lines as a Delta Connection carrier. Republic already flies the EMBRAER 170 for United Airlines as part of its United Express service. Through its subsidiaries, Republic is one of the largest operators of Embraer aircraft with more than 110 ERJs and E-Jets.

In February, an important achievement was reached with the delivery of our 900th jet of the ERJ 145 family to European customer Luxair. The handover ceremony of the carrier's second ERJ 135 jet took place at the headquarters of Embraer in Sao Jose dos Campos, state of Sao Paulo, Brazil. Luxair intends to use its two new ERJ 135s to serve London City Airport (LCY) from Luxembourg and on its network for longer routes. The ERJ 135 received LCY certification in October 2003 and today is one of the few jets allowed to operate in that particular airport.

Harbin Embraer announced in March the sale of five ERJ 145s to China Eastern Airlines Jiangsu Ltd. The contract marks the second order placed by a Chinese airline with Harbin Embraer Aircraft Industry Co., Ltd. (HEAI). Deliveries for this customer are expected to start in the second half of 2005 and continue in 2006. This deal will increase the ERJ 145 fleet in China to 16 aircraft, joining five airplanes operated by Sichuan Airlines and six operated by China Southern Airlines.

At March 31, 2005 , the Commercial Airline segment showed the following firm order backlog:

--------------------------------------------------------------------------------
                      Firm                                         Firm Order
Aircraft             Orders          Options       Delivered         Backlog
--------------------------------------------------------------------------------
ERJ 135                123              2            108             15
ERJ 140                 94             20             74             20
ERJ 145                681            211            634             47
EMBRAER 170            172            137             56            116
EMBRAER 175             15             --             --             15
EMBRAER 190            155            230             --            155
EMBRAER 195             15             20             --             15
--------------------------------------------------------------------------------
Total                1,255            620            872            383
--------------------------------------------------------------------------------

Business Jet Market

In March, the Legacy corporate jet received certification from the aviation authorities in Brazil, the U.S. and Europe to raise its service ceiling to 41,000 feet (12,500 meters). This achievement reinforces the Company's commitment to meeting market expectations and adding value to its customers.

The higher service ceiling allows Legacy operators to take advantage of less congested airways, for faster and more enjoyable flights.

Embraer expects to deliver the first aircraft with the 41,000 feet capability to new customers in the second quarter of 2005. The service bulletin for current Legacy owners will be made available upon request and some are already scheduled for implementation.

One day after the certification to raise the Legacy service ceiling, Embraer announced Boutsen Aviation as an authorized sales representative for Benelux (Belgium, The Netherlands, and Luxembourg), the Principality of Monaco and the French Cote d'Azur. This representation covers the Legacy family of corporate jets, which comprises the Legacy Executive, Legacy Shuttle and Legacy Shuttle HC. This partnership will enable Embraer to be closer to its European customers and cater to their specific needs.

Defense Market

Embraer signed in February a Memorandum Of Understanding with the Indian DRDO (Defense, Research and Development Organization) to support the development of the Indian Air Force's new Airborne Early Warning & Control (AEW&C) system. The new system will be based on the EMB 145 Intelligence, Surveillance and Reconnaissance (ISR) platform, one of the world's best selling ISR platforms. Embraer's commitment to contribute its previous experience in platform development and complex systems integration was a key factor in the DRDO's selection.

Indian government analysts and Embraer company engineers are collecting the necessary technical data on the aircraft for the study. At the request of the Indian government, an Embraer team recently visited the Indian Defense Research and Development Organization and held in-depth discussions to support DRDO personnel in their task.

The analysis is expected to result in an initial contract for three EMB 145 AEW&C aircraft and technical support during the development effort. An order for additional aircraft could materialize in the future, based on a successful first development phase.

Customer Services

As the Company's fleet of aircraft grows in the U.S. and Europe, specifically the new EMBRAER 170/190 family of airliners, Embraer must also grow to continue to meet customer expectations for high quality service and maintenance of their aircraft.

Embraer is expanding its maintenance operation in Nashville, United States and its presence in Europe, through the acquisition of OGMA - Industria Aeronautica de Portugal S.A., to meet the growing demand for full-service aircraft maintenance.

Embraer Aircraft Maintenance Services Inc. (EAMS) will build a new 70,000 square-foot facility at Nashville International Airport (BNA) to add capacity and capability for maintenance on the fast growing fleet of Embraer aircraft in North America. As a consequence, 140 to 160 new employees are expected to be eventually added to EAMS' current workforce of 200-plus employees.

In Europe, the government commerce authorities from Portugal, Germany and Italy have approved the acquisition of a 65% interest in OGMA - Industria Aeronautica de Portugal S.A. by a consortium formed by Embraer and the European Aeronautic Defense and Space Company (EADS).

To acquire OGMA, Embraer and EADS created the AIRHOLDING, SGPS, S.A., with Embraer holding a 99 percent stake and EADS holding a 1 percent stake. In the future, the participation of EADS in this company could reach a maximum of 30 percent.

Backlog & Delivery Forecast

Out of the total 145 aircraft expected to be delivered in 2005, Embraer delivered 30 aircraft in the first quarter of 2005.

Approximately 60% of the aircraft deliveries forecasted for 2005 will be concentrated in the second half of the year, which is when the first deliveries of the EMBRAER 175 and EMBRAER 190 are scheduled to begin.

Embraer maintains its forecast for deliveries of 145 Commercial, Business and Defense aircraft (including only executive transport aircraft) in each of the years of 2005 and 2006.

As of March 31, 2005, Embraer's firm order backlog, including the Commercial Airline, Business Jet and Defense markets totalled US$ 9.9 billion.

                            Firm Backlog US$ Billion

     1Q04            2Q04            3Q04            4Q04            1Q05
     ----            ----            ----            ----            ----

     10.9            10.5            11.0            10.1             9.9


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Investor Relations
--------------------------------------------------------------------------------

Embraer's American Depositary Shares (ADS) traded on the New York Stock Exchange
(NYSE) closed at US$31.3 at the end of March 2005, representing a 6.4% decrease in value during the first quarter.

The Company's common and preferred shares traded in the domestic market on the Bolsa de Valores de Sao Paulo (BOVESPA) closed at R$15.92 and R$20.84, respectively, at the end of March 2005, representing an increase of 0.76% and decrease of 6.13%, respectively, during the first quarter. The Bovespa index in turn increased in value by 1.58% during the same period.

The average daily trading volume for the ADS's, common shares, and preferred shares during the same period was US$21.6 million, R$4.0 million, and R$9.8 million, respectively.

During a meeting held March 11, 2005, the Board of Directors approved the distribution of interest on shareholder's equity on April 15, 2005 in the amount of US$ 40.0 million, representing US$ 0.22925 per ADS.

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Recent Events
--------------------------------------------------------------------------------

Embraer Launches Very Light Jet and Light Jet

On May 3, Embraer announced its intention to strengthen its position in the business aviation market with new products and services by complementing the Legacy offering with jets for the Very Light and Light categories.

Recently created, the Very Light Jet category is made up of aircraft that carry 6 to 8 people or up to 10,000 pounds. The Light segment, already established, is comprised of jets that commonly transport up to 8 or 9 people.

Embraer's entry into the Very Light and Light categories was approved by Embraer's Board of Directors in April. The investment in the new jets is expected to total US$ 235 million. This program will be funded by the partners, financial institutions and the Company's own cash generation. Based upon in-depth market assessments, Embraer has estimated demand for approximately 3,000 Very Light, Entry and Light jets over the next decade. This figure does not include the air taxi market.

Embraer's Very Light Jet will carry up to eight people and be powered by Pratt & Whitney Canada's PW617F engine, with 1,615 pounds of thrust. Its range will be 1,160 nautical miles (NBAA IFR reserves with 100 nm alternate) with four people onboard and it will have a maximum operating speed of Mach 0.7. The airplane is designed for a short takeoff distance and is capable of flying at 41,000 feet.

The Very Light Jet is expected to enter service in mid-2008 and is expected to be priced at $2.75 million based on 2005 economic conditions.

The Light Jet will be powered by P&WC's PW535E engine, with 3,200 pounds of thrust. Comfortably accommodating up to nine people, the Light Jet's range will be 1,800 nautical miles (NBAA IFR reserves with 100 nm alternate) with six people onboard, and it will have a maximum operating speed of Mach 0.78. The airplane is also designed for a short takeoff distance and is capable of flying at 45,000 feet.

The Light Jet is expected to enter service in mid-2009 and is expected to be priced at US$ 6.65 million based on 2005 economic conditions.

Embraer is committed to making long-term investments in this business to offer revolutionary products and completely integrated solutions to a sophisticated customer base. The Company's goal is to build a robust business aviation unit and a global infrastructure to support it.


Saudi Arabian Airlines Order

On April 27, Saudi Arabian Airlines signed a contract with a firm order of 15 EMBRAER 170 aircraft, with the first delivery scheduled for December 2005. The airline is Embraer's first customer for the type in the Middle East. All aircraft will be configured in a two-class layout with a total of 66 seats, six of which will be assigned to first class.

As it enters its 60th year of operation, Saudi Arabian Airlines is strongly committed to the development and expansion of services within the Kingdom and the region. The airline intends to deploy its newly acquired EMBRAER 170 within its domestic and regional markets, adding frequencies on existing routes and eventually developing mini-hubs at Hail City in the North of the country and Abha in the South.


Sale of Three EMBRAER 170/190 Family Jets to TAME

On April 18, Embraer announced the sale of three EMBRAER 170/190 family aircraft to TAME Linea Aerea del Ecuador, the state-run Ecuadorian airline. The customer will acquire two 76-seat EMBRAER 170 jets and one 104-seat EMBRAER 190, with deliveries expected to take place in 2005 and 2006. TAME also holds four options on aircraft of the same jet family.


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Conference Call Information
--------------------------------------------------------------------------------

Embraer will hold a conference call to review its 1Q05 Results in US GAAP May 17, 2005

        English (US GAAP)                       Portuguese (BR GAAP)
        10:00 am (NY Time)                      8:00 am (NY Time)
        11:00 am (SP Time)                      9:00 am (SP Time)

        Dial-in Numbers                         Dial-in Number
        1 800 473-6123                          +55 11 2101-1490
        1 973 582-2706                          Code: Embraer
        Code: 6060657

        Replay Number                           Replay Number
        1 973 341-3080                          55 11 2101-1490
        Code: 6060657                           Code: Embraer


The conference call will also be broadcast live over the web at www.embraer.com

For additional information please contact:
Embraer - Empresa Brasileira de Aeronautica S/A

Anna Cecilia Bettencourt
(55 12) 3927 1216
acecilia@embraer.com.br

Andrea Bottcher
(55 12) 3927 3054
abottcher@embraer.com.br




--------------------------------------------------------------------------------
This document includes forward-looking statements or statements about events or circumstances which have not occurred. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business and our future financial performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: general economic, political and business conditions, both in Brazil and in our market; expectations of trends in the industry; our investment plans; our capacity to develop and deliver products on the previously agreed dates; and existing and future government regulations.

The words "believes," "may," "will," "estimates," "continues," "anticipates," "intends," "expects" and similar words are intended to identify forward-looking statements. We undertake no obligations to update publicly or revise any forward-looking statements because of new information, future events or other factors. In the light of these risks and uncertainties, the forward-looking events and circumstances discussed in this press release might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.
--------------------------------------------------------------------------------

                      EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.
                      ------------------------------------------------

                            CONDENSED CONSOLIDATED BALANCE SHEETS
                            -------------------------------------
                               (in thousands of U.S. dollars)
                               ------------------------------

                                          ASSETS

----------------------------------------------------------------------------------------------------------
                                                            As of December 31,     As of March 31,
                                                                   2004                 2005
----------------------------------------------------------------------------------------------------------
CURRENT ASSETS
----------------------------------------------------------------------------------------------------------
  Cash and cash equivalents                                      1,314,038            826.028
  Short-term investments                                            46,738             44,235
  Trade accounts receivable, net                                   566,127            690,235
  Collateralized accounts receivable                                70,599             53,105
  Inventories                                                    1,408,608          1,547,696
  Deferred income taxes                                            104,417            103,135
  Other                                                            364,982            425,169

----------------------------------------------------------------------------------------------------------
Total current assets                                             3,875,509          3,689,603
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
NONCURRENT ASSETS:
----------------------------------------------------------------------------------------------------------
  Trade accounts receivable, net                                   119,678            166,943
  Collateralized accounts receivable and residual value            777,546            792,033
  Customer and commercial financing                                332,761            327,401
  Inventories                                                       19,674             22,238
  Property, plant and equipment, net                               381,265            389,241
  Investments                                                       48,267             33,625
  Deferred income taxes                                            262,403            256,960
  Other                                                            286,575            289,782

----------------------------------------------------------------------------------------------------------
Total noncurrent assets                                          2,228,169          2,278,223
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
        TOTAL ASSETS                                             6,103,678          5,967,826
----------------------------------------------------------------------------------------------------------

                               LIABILITIES AND SHAREHOLDERS' EQUITY

----------------------------------------------------------------------------------------------------------
                                                            As of December 31,     As of March 31,
                                                                   2004                 2005
----------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
----------------------------------------------------------------------------------------------------------
  Loans                                                            513,281            232,345
  Accounts payable to suppliers                                    556,492            619,468
  Customer advances                                                375,548            386,240
  Non-recourse and recourse debt                                   351,405            336,967
  Other accounts payable and accrued liabilities                   414,789            440,162
  Deferred income taxes                                             14,997             14,584
  Contingencies                                                     89,589            156,505

----------------------------------------------------------------------------------------------------------
        Total current liabilities                                2,316,101          2,186,271
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES
----------------------------------------------------------------------------------------------------------
  Loans                                                            825,448            804,674
  Accounts payable to suppliers                                      3,450              3,410
  Customer advances                                                103,615             96,260
  Contribution from suppliers                                      140,037            134,269
  Non-recourse and recourse debt                                   654,291            641,916
  Other accounts payable and accrued liabilities                   141,512            204,331
  Deferred income taxes                                            157,817            148,403
  Contingencies                                                    386,096            295,762

----------------------------------------------------------------------------------------------------------
        Total long-term liabilities                              2,412,266          2,329,025
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                                   21,443             41,764
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:                                            1,353,868          1,410,766
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       6,103,678          5,967,826
----------------------------------------------------------------------------------------------------------

                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                In thousands of U.S.dollars except per share data


-----------------------------------------------------------------------------------------
                                                             Three Months Ended
                                                      March 31, 2004     March 31, 2005
-----------------------------------------------------------------------------------------
Net sales                                                 626,201            763,290
-----------------------------------------------------------------------------------------

Cost of sales and services                               (424,168)          (495,290)

-----------------------------------------------------------------------------------------
Gross profit                                              202,033            268,000
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
Operating expenses
-----------------------------------------------------------------------------------------
  Selling expenses                                        (67,177)           (53,798)
  Research and development                                 59,472            (30,368)
  General and administrative                              (30,380)           (42,155)
  Employee profit sharing                                 (10,417)           (11,988)
  Other operating expense, net                               (522)            (5,187)
  Equity in income (loss) from affiliates                      --                 --

-----------------------------------------------------------------------------------------
Income from operations                                    153,009            124,504
-----------------------------------------------------------------------------------------

  Interest(expense) income, net                            (7,638)            (7,104)
  Foreign exchange gain (loss) net                         (2,238)             2,888
  Other non-operating income (expense), net                    29                (24)

-----------------------------------------------------------------------------------------
Income before income taxes                                143,162            120,264
-----------------------------------------------------------------------------------------

Income tax benefit (expense)                              (39,489)           (22,453)

-----------------------------------------------------------------------------------------
Income before minority interest                           103,673             97,811
-----------------------------------------------------------------------------------------

Minority interest                                            (359)            (1,306)

-----------------------------------------------------------------------------------------
Net income                                                103,314             96,505
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
  Earnings per share
-----------------------------------------------------------------------------------------
   Basic
    Common                                                 0.1353             0.1258
    Preferred                                              0.1488             0.1384

   Diluted
    Common                                                 0.1343             0.1251
    Preferred                                              0.1477             0.1376

-----------------------------------------------------------------------------------------
  Weighted average shares (thousands of shares)
-----------------------------------------------------------------------------------------
   Basic
    Common                                                242,544            242,544
    Preferred                                             473,788            476,721

   Diluted
    Common                                                242,544            242,544
    Preferred                                             478,981            480,840

-----------------------------------------------------------------------------------------
Earnings per share - ADS basic (US$)                       0.5952             0.5537
-----------------------------------------------------------------------------------------
Earnings per share - ADS diluted (US$)                     0.5908             0.5504
-----------------------------------------------------------------------------------------

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.
                ------------------------------------------------

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 -----------------------------------------------

                In thousands of U.S.dollars except per share data
                -------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                                                        Three months ended on March 31,
                                                                                           2004                 2005
--------------------------------------------------------------------------------------------------------------------------
Operating activities
--------------------------------------------------------------------------------------------------------------------------
   Net income                                                                            103,314               96,505
   Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Depreciation and amortization                                                        13,306               17,191
     Allowance for doubtful accounts                                                        (455)               1,106
     Provision for inventory obsolescence                                                  5,525                5,076
     Deferred income taxes                                                                15,354               (3,102)
     Foreign exchange loss (gain), net                                                     2,238               (2,888)
     Loss (gain) on disposition of assets                                                     58                  (47)
     Interest accrued in excess of interest paid (paid in excess of accrued)              (5,815)               2,143
     Minority interests                                                                      359                1,306
     Other                                                                                  (750)               1,880

--------------------------------------------------------------------------------------------------------------------------
Changes in assets and liabilities:                                                      (128,746)            (240,728)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                        4,388             (121,558)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Investing activities
--------------------------------------------------------------------------------------------------------------------------
     Purchase of property, plant and equipment                                            (9,836)             (13,660)
     Proceeds from sale of property, plant and equipment                                      45                   83
     Net additions to investments                                                           --                   (151)
--------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                     (9,791)             (13,728)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Financing activities
--------------------------------------------------------------------------------------------------------------------------
     Repayment of loans                                                                 (256,173)            (521,682)
     Proceeds from borrowings                                                            138,229              227,416
     Proceeds from issuance of shares                                                        719                2,045
     Dividends and/or Interest on capital paid                                           (40,348)             (59,441)
     Payments on capital lease obligations                                                (1,825)                (279)

--------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                                        (159,398)            (351,941)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                   (3,521)                (783)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents                                         (168,322)            (488,010)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of period                                         1,265,820            1,314,038
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                               1,097,498              826,028
--------------------------------------------------------------------------------------------------------------------------